Exhibit 12

Bristow Group Inc.

Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends

(In thousands, except ratio amounts)

	Fiscal Year Ended March 31					Three Months Ended June 30,
	2008	2009	2010	2011	2012	2012
Income from continuing operations before provisions of income taxes and non-controlling interests	$152,257	$176,023	$142,493	$140,399	$79,442	$30,376
Add: amortization of capitalized interest	349	743	945	1,134	1,302	324
Add: fixed charges (from below)	62,130	74,412	67,490	61,929	58,591	15,795
Add: equity in earnings from unconsolidated affiliates less than (in excess of) dividends received	(3,720)	3,311	(532)	(6,221)	5,486	4,129
Less: capitalized interest	(12,885)	(14,488)	(8,033)	(6,010)	(4,996)	(1,588)

Earnings	$198,131	$240,001	$202,363	$191,231	$139,825	$49,036

Fixed charges:
Fixed charges:
Interest expense:
Interest on indebtedness (1)	$23,779	$35,149	$42,412	$46,187	$38,130	$8,774
Capitalized	12,885	14,488	8,033	6,010	4,996	1,588
Interest portion of rental expense	7,599	7,033	9,099	9,732	15,465	5,433

Fixed charges:	$44,263	$56,670	$59,544	$61,929	$58,591	$15,795

Preferred stock dividends	$12,650	$12,650	$6,325	$—	$—	$—
Effective tax rate for continuing operations	29.2%	28.7%	20.4%	—	—	—

Gross up based on effective tax rate for continuing operations	17,867	17,742	7,946	—	—	—

Fixed charges and preferred stock dividends	$62,130	$74,412	$67,490	$61,929	$58,591	$15,795

Ratio of earnings to fixed charges (earnings divided by fixed charges)	4.5	4.2	3.4	3.1	2.4	3.1

Ratio of earnings to combined fixed charges and preferred stock dividends (earnings divided by fixed charges and preferred stock dividends)	3.2	3.2	3.0	3.1	2.4	3.1

(1)	Includes amortization of debt issuance costs.